November 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Attn:

Lisa N. Larkin, Esq.

Re:	GraniteShares ETF Trust (the “Registrant”) (File No. 333-220960)
Registration Statement on Form N-14

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on November 8, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on October 13, 2017 (the “Registration Statement”) relating to the an indefinite number of shares of beneficial interest, par value $.001 per share, of GraniteShares HIPS US High Income ETF (the “Acquiring Fund”), a series of the Registrant, in connection with the reorganization of Master Income ETF (the “Target Fund”), a series of ETF Series Solutions, into Acquiring Fund (the “Reorganization”).

Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.

Set forth below are the staff’s comments and the Registrant’s responses. Pursuant to Rule 488 under the Securities Act of 1933, as amended, the Registration Statement became effective on November 12, 2017. The Registrant is filing the definitive form of the Combined Proxy Statement/Prospectus pursuant to Rule 497 on or about the date hereof in order to address the comments of the staff and to complete all missing information.

Accounting Comments

(1)

Comment: Please confirm that the fees disclosed in the Fee Table are the current fees.

Response: The Registrant confirms that the disclosed fees are the current fees.

(2)

Comment: Please disclose the Fee Waiver/Expense Reimbursement as a negative number in the Fee Table.

U.S. Securities and Exchange Commission

November 13, 2017

Response: The Registrant revised the disclosure to show the fee waiver/expense reimbursement as a negative number.

(3)

Comment: Please confirm supplementally whether or not management fees waived and expenses reimbursed pursuant to the expense limitation agreement may be recouped by the Adviser. If such fees and expenses may be recouped, please disclose the Adviser’s ability to do so.

Response: The Registrant confirms that management fees waived and expenses reimbursed pursuant to the expense limitation agreement may not be recouped by the Adviser.

(4)

Comment: Please update the capitalization table on page 20 of the Combined Proxy Statement/Prospectus to disclose the existing and pro forma capitalization as of a specified date within thirty days prior to the date of filing.

Response: The Registrant has revised the disclosure to provide the existing and the pro forma capitalization as September 29, 2017.

(5)

Comment: Please add a discussion of the potential loss of capital loss carryforwards to the disclosure under “Federal Income Tax Consequences of the Reorganization” on page 18 of the Combined Proxy Statement/Prospectus.

Response: The Registrant has revised the disclosure.

Legal Comments

(1)

Comment: The terms “substantially similar” and “similar”, “substantially identical” and “identical” and “substantially the same” and “the same” appear to be used interchangeably throughout when comparing certain basic information about the Funds. Please ensure that there is consistent terminology. To the extent that there is a difference, please explain what the difference is and whether three terms are necessary.

Response: The Registrant does not believe that the different terms were intended to connote a difference and the Registrant has revised the disclosure to use consistent terminology throughout.

(2)

Comment: In the Q&A Section, in the answer to the question “What is the purpose of the Reorganization?” please revise the disclosure to state the recommendation of the Target Fund Board as opposed to the recommendation of the current investment adviser.

Response: The Registrant has revised the disclosure.

(3)

Comment: In the answer to the question “Who will manage the Acquiring Fund?” in the Q&A Section please revise the disclosure to clarify that the CEO of GraniteShares is not a portfolio manager and is not jointly or primarily responsible for the day-to-day management of the Acquiring Fund. Please add disclosure identifying the Acquiring Fund’s portfolio managers.

U.S. Securities and Exchange Commission

November 13, 2017

Response: The Registrant has revised the disclosure.

(4)

Comment: In the answer to the question “How will the Reorganizations impact fees and expenses?” and elsewhere in the Combined Proxy Statement/Prospectus, as appropriate, please include disclosure indicating that fees and expenses may increase after the two year expense limitation expires.

Response: The Registrant has revised the disclosure.

(5)

Comment: In connection with the answer to the question “Will the Reorganization result in any taxes?” in the Q&A Section, please confirm supplementally that there will be no pre-acquisition sales of non-conforming securities.

Response: The Registrant confirms that here will be no pre-acquisition sales of non-conforming securities.

(6)

Comment: In the Q&A Section, in the answer to question “Will my basis change as a result of the Reorganization?” Please revise the disclosure to include a Plain English definition of aggregate tax basis.

Response: The Registrant has revised the disclosure.

(7)

Comment: In the Q&A Section and elsewhere in the Combined Proxy Statement/Prospectus, as appropriate, add disclosure to explain why the Target Fund Board believes the proposed reorganization should occur.

Response: The Registrant has revised the disclosure.

(8)

Comment: On the first page of the Combined Proxy Statement/Prospectus, please confirm that the term “Acquiring Fund” and “Target Fund” are being used correctly in the fourth paragraph.

Response: The Registrant has revised the disclosure.

(9)

Comment: On page 3 of the Combined Proxy/Prospectus, please indicate how much notice will be given to shareholders if and when the Acquiring Fund Board determines to charge the 12b-1 fees specified in 12b-1 plan that the Acquiring Fund has adopted.

Response: The Registrant has reviewed similar disclosures in other ETF prospectuses and believes the current disclosure is consistent. Therefore, the Registrant has not added additional disclosure in response to the staff’s comment.

U.S. Securities and Exchange Commission

November 13, 2017

(10)

Comment: On page 16 of the Combined Proxy/Prospectus, please revise the disclosure to clarify that the fees are expected to be lower only because of the expense waivers for the first two years.

Response: The Registrant has revised the disclosure.

(11)

Comment: On page 16 of the Combined Proxy/Prospectus, please note any issues that the Target Fund’s Board of Trustees considered in connection with the transition from a manager of mangers structure in which a relatively experienced sub-adviser manages the investment and reinvestment of the Target Fund’s assets, subject to the oversight of the Target Fund’s current investment adviser and Board of Trustees, to a structure in which a relatively new investment adviser manages the investment and reinvestment of the Acquiring Fund’s assets.

Response: The Registrant has confirmed that the current disclosure is accurate and reflects the range of factors considered by the Target Fund’s Board in connection with the proposed Reorganization. Therefore, the Registrant has not added additional disclosure in response to the staff’s comment.

(12)

Comment: On page E-6, please revise the disclosure in the first paragraph under “Trustees and Officers of the Trust” to refer to the description of the management and affairs of the Trust provided in Appendix E to the Registration Statement as opposed to the SAI.

Response: The Registrant has revised the disclosure.

(13)

Comment: In the table under “Members of the Board and Officers” on page E-8, please revise the disclosure to have information relating to James R. Nash, an officer of the Trust, follow the information relating to the members of the Board.

Response: The Registrant has revised the disclosure.

(14)

Comment: On page E-29, please confirm that the disclosure should not also reference the Target Fund’s unaudited financials in the Target Fund Semi-Annual Report.

Response: The Registrant has revised the disclosure.

If you have any questions or comments concerning this filing, please contact me at (212) 407-7715.

Very truly yours,

W. Thomas Conner

/s/ W. Thomas Conner